Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$38,000,000	$1,166.60

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $1,166.60 is offset against the registration fee due for this offering and of which $1,540,149.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 511 dated November 14, 2007

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (the “Prospectus Supplement”) (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0AV9

ISIN:	US5252M0AV96

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount at Maturity:	$38,000,000

	Total	Per Note
Issue Price(1):	$4,463,290.00	11.7455%
Agent’s Commission(2):	$93,290.00	0.2455%
Proceeds to Lehman Brothers Holdings Inc.:	$4,370,000.00	11.500%

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $2.455 per $1,000 principal amount, or 0.2455%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	November 14, 2007

Issue Date:	November 27, 2007

Stated Maturity Date:	November 27, 2037 (Subject to Issuer’s Call Option)

Issuer’s Call Option:

The Issuer has the right on November 27 in each year from and including November 27, 2011 (each, a “Call Date”), provided that the Issuer gives 5 Business Days notice to the note holders, to call the notes in whole at a Redemption Price, and for an aggregate principal amount, determined in accordance with the Redemption Schedule given below.

Redemption Schedule
Call Dates	Redemption Price	Aggregate Principal Amount
11/27/2011	15.6275%	$5,938,439
11/27/2012	16.7839%	$6,377,883
11/27/2013	18.0259%	$6,849,847
11/27/2014	19.3598%	$7,356,735
11/27/2015	20.7925%	$7,901,134
11/27/2016	22.3311%	$8,485,818
11/27/2017	23.9836%	$9,113,768
11/27/2018	25.7584%	$9,788,187
11/27/2019	27.6645%	$10,512,513

11/27/2020	29.7117%	$11,290,439
11/27/2021	31.9103%	$12,125,931
11/27/2022	34.2717%	$13,023,250
11/27/2023	36.8078%	$13,986,970
11/27/2024	39.5316%	$15,022,006
11/27/2025	42.4569%	$16,133,635
11/27/2026	45.5987%	$17,327,524
11/27/2027	48.9731%	$18,609,760
11/27/2028	52.5971%	$19,986,883
11/27/2029	56.4892%	$21,465,912
11/27/2030	60.6694%	$23,054,390
11/27/2031	65.1590%	$24,760,414
11/27/2032	69.9808%	$26,592,685
11/27/2033	75.1593%	$28,560,544
11/27/2034	80.7211%	$30,674,024
11/27/2035	86.6945%	$32,943,902
11/27/2036	93.1099%	$35,381,750
11/27/2037	100.0000%	$38,000,000

The principal amount paid per note on any Call Date will be determined pro rata based on the Redemption Price corresponding to such Call Date in the table above, rounded to the nearest dollar.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: _____________

☒ Fixed Rate Note

Interest Rate per Annum:	0.00% (The Notes do not pay interest)

Annualized Internal Rate
of Return:	7.40%

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Index Maturity:	Not applicable

Spread:	Not applicable

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Not applicable

Interest Determination Dates:	Not applicable

Interest Reset Dates:	Not applicable

Calculation Agent:	Lehman Brothers Special Financing

Underwriter:	Lehman Brothers Inc.

Optional Redemption:	Not applicable

Day count Convention:	30/360, unadjusted

Business Days:	London and New York

Minimum Denomination:	$1,000 and integral multiples of $1.00

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Because the issue price of the Notes is less than the stated redemption price at maturity by more than a statutorily defined “de minimis” amount, the Notes will be treated as issued with original issue discount (“OID”).  For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the

Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a price equal to the Issue Price set forth above and to certain dealers at a discount not to exceed 0.2455%.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market–making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.